SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                           ENGINEERING ANIMATION, INC.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   29287210-8
                    ----------------------------------------
                                 (CUSIP Number)

Jamie A. Wade, Esq.                           George C. McKann
Engineering Animation, Inc.                   Gardner, Carton & Douglas
2321 North Loop Drive                         321 North Clark Street, Suite 2900
Ames, Iowa 50010                              Chicago, Illinois 60610
(515) 296-6942                                (312) 245-8417
                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 16, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                       13D
CUSIP NO. 29287210-8

1.       Name of Reporting Person/I.R.S. Identification No. of Above Person

                  Matthew M. Rizai
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2.       Check the Appropriate Box If a Member of a Group              (a) /  /
                                                                       (b) /  /
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3.       SEC Use Only

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4.       Source of Funds

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5.       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)  /   /
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6.       Citizenship or Place of Organization

                  United States
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                                       7. Sole Voting Power
NUMBER OF                                        0
SHARES                                     ----------------------------------
BENEFICIALLY
OWNED BY                               8.  Shared Voting Power
EACH                                             0
REPORTING                                  ----------------------------------
PERSON
WITH                                   9.  Sole Dispositive Power
                                                 0
                                           -----------------------------------

                                       10. Shared Dispositive Power
                                                     0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  0
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12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares /  /
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13. Percent of Class Represented by Amount in Row (11)
                  0.0%
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14. Type of Reporting Person
                  IN
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


         Pursuant to the Agreement and Plan of Merger dated as of September 5, 2000 (the "Merger Agreement") by and among Unigraphics Solutions Inc., a Delaware corporation (the "Parent"), UGS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") and Engineering Animation, Inc., a Delaware corporation, all shares beneficially owned by the Reporting Person were acquired by Parent and all rights to purchase shares were cancelled.

Item 1.   Security and Issuer.

         This Schedule 13D relates to shares of the common stock, par value $.01 per share (the "Shares"), of Engineering Animation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2321 North Loop Drive, Ames, Iowa 50010, telephone no. 515-296-9908.

Item 2.   Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by Matthew M. Rizai. Dr. Rizai has been Chairman, Chief Executive Officer and a Director since joining the Company in June 1990. He has been Treasurer since November 1995. The Company develops and produces Internet-enabled visual process management, collaboration, communication and analysis solutions and accompanying services for extended manufacturing enterprises. The Reporting Person's business address is c/o Engineering Animation, Inc., 2321 North Loop Drive, Ames, Iowa 50010. The Reporting Person is a United States citizen.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.   Purpose of Transaction.

         The purpose of the transactions contemplated by the Merger Agreement was for Parent to acquire the entire equity interest in the Company.

Item 5.   Interest in Securities of the Issuer.

(a)      None.

(b)      None.

(c) As a result of the transaction contemplated by the Merger Agreement, all shares beneficially owned by the Reporting Person were acquired by Parent and all rights to purchase shares were cancelled.

(d)      Not applicable.

(e)      October 16, 2000.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.   Material to Be Filed as Exhibits.

Exhibit No.       Description

7.1               Offer to Purchase dated September 13, 2000.*

7.2 Schedule 14D-9 filed by the Company on September 13, 2000, incorporated herein by reference.

7.3 Agreement and Plan of Merger, dated as of September 5, 2000, by and among Parent, Purchaser and the Company.*

7.4 Stock Option Agreement, dated as of September 5, 2000, by and between Parent and the Company.*

7.5 Stockholders Agreement, dated as of September 5, 2000, by and among Parent, Purchaser and the Company stockholders parties thereto.*

7.6 Intercompany Credit Agreement, dated as of January 1, 1998, by and between Parent and Electronic Data Systems Corporation.*

7.7 Amendment to Intercompany Credit Agreement, dated as of September 1, 2000, by and between Parent and Electronic Data Systems Corporation.*
-------------
* Incorporated herein by reference from the Schedule TO filed by Parent and Purchaser on September 13, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               MATTHEW M. RIZAI

                                               By:  /s/ Matthew M. Rizai
                                                 -------------------------


Dated:    October 18, 2000